KRUEGER LLP	Los Angeles San Diego San Francisco	7486 La Jolla Boulevard La Jolla, California 92037 858 405-7385 Telephone 858.454.2411 Fax blair@thekruegergroups.com
BUSINESS LAWYERS LICENSED IN CALIFORNIA, TEXAS AND WASHINGTON

September 14, 2018

VIA FEDERAL EXPRESS AND E-MAIL

Mr. Terence O’Brien

Accounting Branch Chief

Mr. Frank Pigott

Staff Attorney

Office of Manufacturing and Construction

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:GPods, Inc.: Response to Comment Letter Dated August 29, 2017 Regarding Registration Statement on Form S-1 Filed August 2, 2018

(SEC File Number 333-226515)

Messrs. O’Brien and Pigott:

We write on behalf of our client, GPods, Inc., a Nevada corporation (the “Company”), in connection with the above-referenced matter.

The Company requested us, as its legal counsel, to respond to your August 29, 2018 letter written on behalf of the United States Securities and Exchange Commission (the “Commission”).  Based on your comments and the current business status, the Company has concurrently filed herewith Amendment No. 1 to its Registration Statement on Form S-1 (the “Amendment”).

Set forth below is the Company’s sequential response to the Commission’s comments:

General, page i

1.Please revise the plan of distribution section to disclose that (the) offering will be at a fixed price.

The Company modified its disclosure with respect to Comment Number 1. Please see the registration statement filed concurrently herewith as the Amendment.

2. Please revise your registration statement to consistently disclose the status of your business operations. In this regard, we note on page 6 you disclose that you are a designer and manufacturer of self-contained growing units and on page 7 you disclose how your grow units will be designed, which implies that you have not started manufacturing any grow units.

The Company modified its disclosure with respect to Comment Number 2. Please see the registration statement filed concurrently herewith as the Amendment.

KRUEGER LLP

Mr. Terence O’Brien

Mr. Frank Pigott

Division of Corporate Finance

United States Securities and Exchange Commission

September 14, 2018

Prospectus Summary, page 7

3. We note your disclosure that you intend to produce fresh tomatoes, peppers, and other vegetables grown in New York City, Los Angeles, or Chicago. Please revise your disclosure to discuss in more detail this planned aspect of your business. Please make corresponding revisions to the disclosure in the Business section and the Business Objectives section.

The Company modified its disclosure with respect to Comment Number 3. Please see the registration statement filed concurrently herewith as the Amendment.

4. Please provide substantiation for your statement that the GPod unit has an annual production capability of four times that of traditional outdoor growing methods.

The Company modified its disclosure with respect to Comment Number 4. Please see the registration statement filed concurrently herewith as the Amendment.

Risk Factors

GPD has virtually no financial resources, page 11

5. We note your statement, "We currently spend between $10,000 and $15,000 per month on operational expenses not directly related to this Offering." Please revise to provide specifics regarding such operational expenses.

The Company modified its disclosure with respect to Comment Number 5. Please see the registration statement filed concurrently herewith as the Amendment.

Business, page 35

6. Please revise to discuss the competitive business conditions in your industry, including your competitive position in the industry and how you intend to compete. See Item 101(h)(iv) of Regulation S-K.

The Company modified its disclosure with respect to Comment Number 6. Please see the registration statement filed concurrently herewith as the Amendment.

7. Please revise to discuss the sources and availability of raw materials you intend to utilize to manufacture your grow units. See Item 101(h)(v) of Regulation S-K.

The Company modified its disclosure with respect to Comment Number 7. Please see the registration statement filed concurrently herewith as the Amendment.

Business Objectives, page 38

8. Please revise your disclosure regarding the phases you intend to take to provide specific time frames. In this regard, we note it is not clear when Phase Four, will be implemented based on your disclosure that it will take place in Q5.

The Company modified its disclosure with respect to Comment Number 8. Please see the registration statement filed concurrently herewith as the Amendment.

KRUEGER LLP

Mr. Terence O’Brien

Mr. Frank Pigott

Division of Corporate Finance

United States Securities and Exchange Commission

September 14, 2018

Plan of Distribution, page 47

9. We note your disclosure on page 48 that funds in the escrow account will be released to GPods, Inc. (sic) as they are received and cleared. Please reconcile such disclosure with your disclosure on the cover page and in the prospectus summary that the subscribed funds will be held in the escrow account pending the completion of the offering.

The Company modified its disclosure with respect to Comment Number 9. Please see the registration statement filed concurrently herewith as the Amendment.

Index to Financial Statements, page F-1

10. Please amend your filing to provide updated interim financial statements pursuant to Rule 8-08 of Regulation S-X.

The Company included updated interim financial statements and its disclosure with respect to Comment Number 10. Please see the registration statement filed concurrently herewith as the Amendment.

Item 16. Exhibits, page II-3

11. Please file a copy of asset purchase agreement between GPods and Mr. Dolan as an exhibit to your registration statement. See Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company filed a copy of the asset purchase agreement between GPods, Inc. and Mr. Dolan as an exhibit with respect to Comment Number 11. Please see the registration statement filed concurrently herewith as the Amendment.

Should the Commission or the Staff declare the filing effective, the Company respectfully requests acceleration of the effective date of its pending registration. In connection with this request, the Company hereby acknowledges the following in a separate certification signed by the Company’s President, Mr. Robert Dolan (attached):

1.The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us directly with any questions or comments. Thank you in advance for your assistance.

Very Truly Yours,

/s/ Blair Krueger, Esq.

Blair Krueger, Esq.

cc:GPods, Inc.

Mr. Robert Dolan

Enclosure

Blair Krueger, Esq.

Krueger LLP

Securities and Exchange Commission

Response Letter

Dated September 14, 2018

CERTIFICATION SIGNED

In connection with this letter, the Company hereby acknowledges the following:

1.The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

 /s/Robert Dolan

Robert Dolan, President, Chief Executive

Officer and Chief Financial Officer

GPods, Inc.